August 24, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn:	Ms. Kathleen Collins Accounting Branch Chief
Re:	Telvent GIT, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 18, 2009 Form 6-Ks Filed on February 26, 2009 and May 21, 2009 File No. 000-50991
Dear Ms. Collins:
     This letter is in response to the letter dated August 10, 2009 that Telvent GIT, S.A. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission. Pursuant to a conversation between Mr. Michael Johnson, Staff Attorney, and Ms. Laura Nemeth of Squire, Sanders & Dempsey, L.L.P., counsel to the Company, the Company respectfully requests additional time to respond to the Staff’s letter. The Company requests the extension as it awaits receipt of information from various third parties, which information is needed to respond fully to the Staff’s second comment. The Company expects to receive the information from such third parties in the next ten business days and will file a formal response upon its receipt of the required information.
     Should you have any questions, please contact Laura Nemeth, Squire, Sanders & Dempsey, L.L.P., at (216) 479-8552, or by email at lnemeth@ssd.com.

Sincerely,
/s/ Bárbara Zubiría
Bárbara Zubiría
Chief Accounting and Reporting Officer